Exhibit 99.1

ARC Resources Ltd. Announces a $550 Million Capital Program for 2016 Focused on Continued Long-Term Value Creation and Balance Sheet Strength

CALGARY, Nov. 4, 2015 /CNW/ - (ARX - TSX) ARC Resources Ltd. ("ARC") announced today that its Board of Directors has approved a $550 million capital program for 2016 that focuses on balance sheet strength and long-term value creation through continued development of ARC's low-cost, high-value Montney crude oil, liquids-rich gas and natural gas assets. ARC expects year-over-year annual average production rates to increase approximately five per cent in 2016 from 2015 levels.

Myron Stadnyk, ARC's President and CEO said, "Our disciplined approach to prudently managing our capital programs and pace of development allows us to execute our strategy and deliver shareholder value through this commodity price cycle. Our focus on transitioning our business to best in class, high-value Montney development, is resulting in improved capital efficiencies and lower operating costs. Our 2016 capital program maintains a focus on near-term value creation, while investing in long-term projects that advance ARC's leadership position in the Montney. In 2016, we expect to deliver approximately five per cent annual production growth relative to 2015 levels, set the stage for continued development at Dawson in 2017 and beyond, and continue to pay a meaningful dividend to our shareholders."

2016 Capital Budget Strategic Objectives

ARC's 2016 capital budget strategic objectives are aligned with our long-term objective of risk-managed value creation by paying a meaningful dividend to our shareholders while also creating long-term value. The objectives are as follows:

  Maintain a prudent pace of development and capital discipline to preserve ARC's balance sheet strength and financial flexibility through economic cycles;
  Focus on project profitability in growing high-value liquids production and low-cost natural gas production;
  Screen project economics at $55 per barrel of crude oil (Edmonton Par) and $2.50 per GJ of natural gas (AECO) to ensure projects provide excellent rates of return;
  Design the capital program with the flexibility to defer expansion capital should economic conditions further deteriorate;
  Plan for the long term by investing in strategic infrastructure and entering into firm transportation commitments;
  De-risk and pilot new areas before moving to full-scale commercial development;
  Apply learnings to continually advance ARC's technical expertise and optimize capital efficiencies; and
  Execute a disciplined exploration program to identify future development and growth opportunities.

2016 Capital Budget Highlights

  ARC's $550 million capital program is focused on profitable investment in crude oil, liquids-rich natural gas and low-cost natural gas development.
    Investing approximately $340 million (60 per cent of capital program) in high-netback crude oil and liquids-rich natural gas development to grow high-value liquids production and continue to advance learnings at Attachie and Ante Creek.
    Investing approximately $100 million (20 per cent of capital program) in our best in class, high rate of return Montney natural gas assets to exploit our significant natural gas resource base and grow natural gas production.
    Investing approximately $90 million (15 per cent of capital program) in strategic infrastructure spending to proceed with plans for the new gas processing and liquids-handling facility at Dawson.
    Approximately $125 million of planned investment in Alberta is subject to re-allocation should changes to the Alberta royalty framework materially impact well economics.

  2016 production target of 119,000 to 124,000 boe per day, representing approximately five per cent year-over-year production growth.
    Approximately five per cent increase in average crude oil and liquids production to between 41,000 to 45,000 barrels per day.
    Approximately five per cent increase in average natural gas production to between 465 to 475 MMcf per day.
    Production volumes may be influenced by potential property divestments.

  Drill 77 gross (71 net) operated wells, including three exploratory wells and two service wells.
    52 gross operated crude oil wells with activity primarily at Ante Creek, Tower and Pembina.
    Nine gross operated liquids-rich natural gas wells primarily at Dawson, Parkland, Attachie and Pouce Coupe.
    14 gross operated natural gas wells primarily at Dawson and Sunrise.
  Drilling program to hold gas plants at capacity at Ante Creek, Dawson, Parkland, and Sunrise through 2016.
  Proceed with new Dawson facility with 90 MMcf per day of gas processing capacity and 7,500 barrels per day of liquids-handling capacity (approximately 50 per cent condensate), expected to be on-stream in late 2017. Gas production is expected to ramp up over the fourth quarter of 2017, however liquids production will be below capacity until wells with higher liquids-content are drilled.
  Drill one new Lower Montney pilot well at Pouce Coupe and continue to monitor the two producing Lower Montney Dawson pilot wells to assess the potential for future commercial development of the Lower Montney zone.
  Continued focus on cost management, targeting 2016 operating costs to be in the range of $7.70 to $8.10 per boe resulting from further growth in lower-cost Montney production and realized cost efficiencies.
  Maintain the current monthly dividend of $0.10 per share given the current outlook for crude oil and natural gas prices and ARC's hedge positions.

2016 Capital Program and Production

ARC's $550 million 2016 capital program is focused on maximizing long-term value by directing capital to projects providing the highest level of profitability, including a mix of crude oil, liquids-rich natural gas and natural gas opportunities. ARC plans to drill approximately 77 gross operated wells (71 net) in 2016, with 52 wells focused on crude oil, nine wells focused on liquids-rich natural gas of which three are exploratory wells, 14 wells focused on natural gas, and two service wells. The 2016 drilling program will target Dawson, Sunrise, Parkland/Tower, Ante Creek and Pembina with selective investment in southeast Saskatchewan, and will position ARC for continued long-term value creation in 2016 and beyond. ARC expects 2016 annual average production volumes to be in the range of 119,000 to 124,000 boe per day. Total liquids production is expected to increase approximately five per cent to approximately 43,000 barrels per day in 2016 and natural gas production is expected to increase approximately five per cent to approximately 473 MMcf per day.

As ARC continues its transformation to low-cost, high-value Montney oil and gas plays and moves away from late-life conventional geologic plays, the Company is realizing improved capital efficiencies. Reflecting this transition, the 2016 budget includes approximately $450 million of sustaining capital, which would hold corporate production flat at approximately 120,000 boe per day.

Given the significant drilling inventory at ARC's Dawson property and the potential for higher liquids production, ARC plans to invest $90 million in strategic infrastructure at Dawson in 2016 to continue to advance the growth of this key Montney asset. ARC will reduce spending and adjust the pace of development if required to ensure balance sheet strength is protected.

In 2016, ARC plans to continue with the exploration of the greater Attachie area with three wells planned to be drilled in order to progress learnings and initiate new pilots. This continued focus on long-term growth opportunities provides ARC with strategic optionality well into the future.

Long-term financial flexibility and balance sheet strength continues to be a top priority for ARC. ARC expects to internally finance the 2016 capital budget with a combination of funds from operations, DRIP proceeds, shares issued under the Stock Dividend Program in place of cash dividends, available credit capacity, and proceeds from non-core property dispositions. ARC's hedging program will also provide a layer of protection over funds from operations and project economics, and ARC expects to continue to add hedge positions for 2016 and beyond.

The 2016 capital budget excludes land purchases and minor property acquisitions or dispositions. ARC will continue to consolidate its land position and grow its presence in key areas through land purchases and property acquisitions. Through to the third quarter of 2015, ARC spent $16 million on land and property acquisitions and divested approximately $47 million of non-core assets. ARC evaluates its asset portfolio on a continuous basis with a view to sell assets that do not meet the Company's retention guidelines. Through the normal course of business, minor acquisitions and dispositions could occur that would impact the expected volumes.

2016 Capital Budget		Gross Operated Wells Drilled
($ millions, except wells)	Capital Budget (1)	Crude Oil	Liquids- Rich Gas	Natural Gas	Other	Total	Primary Areas
Northeast BC	350	13	7	14	2	36	Attachie, Dawson, Parkland/Tower, Sunrise
Northern Alberta	70	11	2	—	—	13	Ante Creek, Pouce Coupe
Pembina	67	23	—	—	—	23	Cardium
South Central Alberta	18	—	—	—	—	—	N/A
SE Sask/Manitoba	26	5	—	—	—	5	Oungre
Corporate	19	—	—	—	—	—	N/A
Total (2)	550	52	9	14	2	77

(1)	Includes operated and non-operated properties.
(2)	Excludes land expenditures and minor net property acquisitions and dispositions, which are unbudgeted.

 Parkland/Tower

The Parkland/Tower area saw significant activity in 2015 with a drilling program of 24 gross operated wells, and the expansion of an oil battery at Tower, which is expected to come on-stream in the fourth quarter of 2015. With the commissioning of the expanded oil battery, liquids-handling capacity in the area will increase by approximately 5,000 barrels of crude oil per day to approximately 10,000 barrels per day, and annual average production in the area is expected to be approximately 23,000 boe per day in 2015. ARC plans to spend $89 million at Parkland/Tower in 2016 to hold facilities at capacity, including the expanded oil battery at Tower, and to continue to optimize tight oil completions at Tower. ARC plans to drill 12 gross operated crude oil wells at Tower and three liquids-rich wells at Parkland.

Well performance at Tower continues to exceed expectations and ARC expects 2016 annual production at Parkland/Tower to average approximately 29,000 boe per day, approximately 25 per cent higher than estimated 2015 production. Notably, total crude oil and liquids production at Parkland/Tower is expected to increase approximately 95 per cent relative to 2015.

Sunrise

ARC plans to spend $41 million at Sunrise in 2016 to drill four gross operated horizontal Montney natural gas wells and to complete and tie-in the four additional wells that will be drilled in the fourth quarter of 2015. ARC will continue to optimize well completions and advance technical learnings in the area.

The 2016 capital program is expected to hold the Sunrise facility at capacity, resulting in annual average production of approximately 115 MMcf per day, a 42 per cent year-over-year increase relative to 2015.

Dawson

With exceptional well results, excellent capital efficiencies and low operating costs, ARC plans to continue investing in development wells and infrastructure at Dawson in 2016. ARC plans to spend approximately $146 million at Dawson in 2016 to maintain production at current facility capacity and set the stage for the next phase of growth in the area by proceeding with construction of the Dawson Phase 3 gas processing facility. ARC plans to drill 10 gross operated natural gas wells at Dawson in 2016. The 2016 capital budget also includes the drilling of a saline-source horizontal well and a vertical disposal well as part of ARC's long-term water management plan. ARC estimates approximately $50 million would be required to sustain Dawson production at approximately 28,000 boe per day. The 2016 capital program is expected to result in production of approximately 162 MMcf per day of natural gas and 1,000 barrels per day of condensate and liquids, resulting in a four per cent increase in total production relative to 2015.

Of the total capital of $146 million earmarked for Dawson, ARC plans to spend approximately $90 million on strategic infrastructure at Dawson to proceed with construction of the Dawson Phase 3 gas processing facility. In the third quarter of 2015, ARC received regulatory approval for new gas processing infrastructure capacity at Dawson, which will be constructed in two phases. The first phase will have gas processing capacity of 90 MMcf per day and approximately 7,500 barrels per day of liquids-handling capacity (approximately 50 per cent condensate handling), and is expected to come on-stream in late 2017. Gas production is expected to ramp up over the fourth quarter of 2017, however liquids production will be below capacity until wells with higher liquids-content are drilled.

Attachie

In 2016, ARC plans to continue to evaluate the highly prospective Attachie asset. ARC has had two wells on production in West Attachie for over a year, which have delivered promising results. Following the success of these wells, ARC drilled three gross operated liquids-rich wells at Attachie in the third quarter of 2015. ARC plans to spend $65 million at Attachie in 2016 to continue to expand its understanding of the asset by drilling three gross operated wells and investing in key infrastructure to expand existing pilot projects.

Ante Creek

ARC plans to spend $56 million to drill 11 gross operated horizontal Montney crude oil wells at Ante Creek in 2016, assuming any potential changes to the Alberta royalty framework will not materially impact well economics. The planned drilling program will focus on maintaining current facilities at capacity, while further delineating the large, prospective land base at Ante Creek. ARC will continue to optimize completions at Ante Creek and advance technical learnings in the area throughout the year. The 2016 drilling program is expected to sustain production at approximately 16,000 boe per day.

Pembina

ARC plans to spend approximately $67 million in the Pembina area in 2016 to drill 23 gross operated Cardium oil wells, assuming any potential changes to the Alberta royalty framework will not materially impact well economics. ARC's deliberate, paced development program at Pembina is aimed at managing production declines in the area, while generating significant free cash flow. ARC will continue with its extensive work on waterflood management in the area throughout 2016 in order to optimize reservoir recoveries. ARC expects 2016 production to average approximately 9,000 boe per day from operated properties and approximately 1,000 boe per day from non-operated properties.

Southeast Saskatchewan and Manitoba

This region contributes high-quality, high-netback crude oil and generates meaningful cash flow to fund development opportunities throughout ARC's asset base. ARC plans to spend approximately $17 million to drill five gross operated crude oil wells in 2016. ARC's 2016 capital program will focus on concentrated areas targeting wells with strong cash flow generation potential. ARC expects 2016 production to average approximately 5,500 boe per day from operated properties and approximately 3,000 boe per day from non-operated properties.

Non-Operated Properties

The $550 million 2016 capital program includes non-operated budgeted capital of approximately $11 million. Spending will be focused predominantly on CO2 purchases and maintenance activity.

Summary Tables

Capital Spending
($ millions)	2014 (Actual)	2015 (Guidance)	2016 (Budget)
Development	682	375	323
Development - Facilities	152	96	137
Maintenance	25	30	28
Optimization	17	17	24
Exploration and Seismic	29	8	11
Enhanced Oil Recovery	21	11	10
Other (1)	20	13	17
Capital before land and net property acquisitions and dispositions (2)	946	550	550
Land and net property acquisitions and dispositions (3)	96	—	—
Capital including land and net property acquisitions and dispositions	1,042	550	550

(1)	Other capital comprises capitalized general and administrative ("G&A") expenses including a portion of share-based compensation plans expense, information technology and corporate office capital.
(2)	Does not include land and net property acquisitions and dispositions as these amounts are unbudgeted.
(3)	Through the first nine months of 2015, ARC spent $2.1 million on land and recorded $32.5 million in net property dispositions.

Gross Operated Wells Drilled	2014 (Actual)	2015 (Guidance)	2016 (Budget)
Crude oil wells	139	47	52
Liquids-rich natural gas wells	22	6	9
Natural gas wells	26	19	14
Other	—	1	2
Total Gross Operated Wells Drilled	187	73	77

Capital Expenditures by Area
($ millions)	2014 (Actual)	2015 (Guidance)	2016 (Budget)
Northeast British Columbia	476	396	350
Northern Alberta	192	65	70
Pembina	118	30	67
South Central Alberta	29	16	18
Southeast Saskatchewan & Manitoba	112	30	26
Corporate (1)	19	13	19
Capital expenditures before land and net property acquisitions and dispositions (2)	946	550	550

(1)	Corporate capital comprises capitalized G&A expenses including a portion of share-based compensation plans expense, information technology and corporate office capital, and certain seismic expenditures.
(2)	Does not include land and net property acquisitions and dispositions as these amounts are unbudgeted.

The amount and allocation of capital expenditures for exploration and development activities by area and the number and types of wells to be drilled is dependent upon results achieved and is subject to review and modifications by Management on an ongoing basis throughout the year. This budget was set based on commodity prices available in October 2015. The Board of Directors regularly reviews the capital program during the year in light of prevailing economic conditions, commodity prices and changing industry regulation and conditions, and will modify the 2016 capital budget during the year if required.

Risk Management

As part of its overall strategy to protect cash flow and project economics, ARC uses a variety of instruments to hedge crude oil, natural gas, foreign exchange rates, power and interest rates. ARC has hedges in place to protect prices on crude oil volumes for the period 2016 through 2017 and for natural gas volumes for the period 2016 through 2019. ARC currently has 10,000 barrels per day of 2016 crude oil production hedged at a minimum average price of $75.04 per barrel, 145,000 MMbtu per day of forecasted 2016 natural gas production hedged at floor prices of US$4.00 per MMbtu, and an additional 30,000 GJ per day hedged at $2.99 per GJ. ARC's natural gas hedging portfolio for 2016 also includes AECO basis swap contracts, fixing the AECO price received to approximately 90 per cent of the Henry Hub NYMEX price.

ARC will continue to pursue opportunities to protect funds from operations and expects to continue to take positions in crude oil, natural gas, foreign exchange rates, power and interest rates, as applicable, to provide greater certainty on rates of return in 2016 and beyond.

See Table 15 in the MD&A for full details of ARC's hedge positions as of November 4, 2015 as filed on SEDAR at www.sedar.com.

Royalties, Operating Costs and Transportation

ARC's total corporate royalty rate includes all Crown, Freehold and Gross overriding royalties on production in all operating jurisdictions. ARC expects that the 2016 total corporate royalty rate will be in the range of 10 to 12 per cent based on commodity prices in the range of $55 to $65 per barrel of crude oil (Edmonton Par) and $2.50 to $3.00 per GJ of natural gas (AECO).

ARC expects that the operating cost reductions seen in 2015 will be maintained into 2016 due to higher production levels, as new production continues to come on-stream in the Montney at lower relative costs to operate. Full-year 2016 operating costs are estimated to be in-line with 2015 operating cost levels and to be in the range of $7.70 to $8.10 per boe. ARC's investment in 100 per cent owned and operated infrastructure throughout its asset base has yielded cost savings over time by eliminating third-party processing fees and by running more efficient facilities.

ARC expects full-year 2016 transportation costs to be approximately $2.40 to $2.70 per boe, approximately five per cent higher than estimated 2015 transportation fees. ARC controls transportation arrangements for a portion of production in order to most effectively move its production to market; this generally results in additional transportation costs, but in most cases is offset by higher revenue received for its products.

General and Administrative ("G&A") Expenses and Share-Based Compensation

G&A expenses before share-based compensation is expected to decrease by seven per cent to $67 million in 2016 relative to 2015. ARC estimates total 2016 G&A expenses to increase 10 per cent compared to 2015 with approximately $92 million of spending, as a result of higher expected share-based compensation expenses in 2016. On a per boe basis G&A expenses are expected to increase slightly, while remaining within the guided range of approximately $2.00 to $2.30 per boe in 2016.

ARC's 2016 budgeted G&A includes an estimated expense of approximately $25 million under its share-based compensation plans compared to an estimated expense of $12 million in 2015. A portion of ARC's share-based compensation expense is dependent on ARC's share price and three-year total return relative to its peers, and therefore is subject to a high degree of volatility. The following table outlines estimated G&A expenses for 2016.

G&A Expenses and Share-Based Compensation ($ millions, except per boe amounts)	2014 (Actual)	2015 (Guidance)	2016 (Budget)
G&A expenses before share-based compensation plans	59	72	67
Share-based compensation (1)	25	12	25
Total G&A and share-based compensation expenses	84	84	92
G&A expenses before share-based compensation plans per boe	1.44	1.65 - 1.70	1.45 - 1.55
Share-based compensation per boe	0.62	0.35 - 0.60	0.55 - 0.75
Total G&A and share-based compensation expenses per boe	2.06	2.00 - 2.30	2.00 - 2.30

(1)	Comprised of expenses recognized under the RSU, PSU, Stock Option Plan and Long-term Restricted Share Award Plans.

Corporate Income Tax

ARC expects to pay current income taxes of approximately zero to five per cent of funds from operations, before tax, in 2016, based on the expectation that oil prices could be in the range of $55 to $65 per barrel (Edmonton Par) and natural gas could be in the range of $2.50 to $3.00 per GJ (AECO). Given the sensitivity of income taxes to fluctuations in commodity prices, income taxes could exceed the guidance range if crude oil and/or natural gas prices increase beyond this range. ARC expects a 2015 income tax recovery of approximately one per cent of funds from operations, before tax; lower income taxes in 2015 are the result of lower taxable income, which is attributed to lower commodity prices in 2015 relative to 2014.

Reclamation Activities

ARC has an active abandonment and reclamation program for inactive wells, pipelines and leases. During 2015, ARC estimates spending of approximately $13 million on reclamation activities. ARC expects reclamation spending to be approximately $18 million in 2016 for activities at various properties throughout our asset base, as ARC maintains its leadership position in environmental responsibility.

Funding of the 2016 Capital Budget

The $550 million 2016 capital budget was determined based on commodity prices available in October 2015, and assumes that crude oil prices could be approximately $55 per barrel (Edmonton Par) and natural gas could be approximately $2.50 per GJ (AECO), and assuming the continuation of the monthly $0.10 dividend per share through 2016. All of the approved 2016 capital expenditures are expected to provide attractive rates of return at $55 per barrel of crude oil prices (Edmonton Par) and $2.50 per GJ of natural gas prices (AECO).

ARC is well-positioned with a strong balance sheet including low debt levels and significant available credit capacity to fund the 2016 capital program. ARC will pursue the most cost-effective means of financing its 2016 capital program through a combination of funds from operations, DRIP proceeds, shares issued under the Stock Dividend Program in place of cash dividends, existing credit facilities, and proceeds from non-core property dispositions. The exact split of financing will be dependent on commodity prices, operational performance and potential acquisitions and dispositions. ARC's business model is dynamic and we continually assess capital spending in light of current and forecasted market conditions. Management will review the 2016 capital program on a regular basis in the context of prevailing economic conditions and make adjustments as necessary to the program, subject to review by the Board of Directors.

Dividends

ARC is focused on value creation, with the dividend being a key component of our business strategy. We believe that given strong hedge positions, we are positioned to sustain current dividend levels despite the volatile commodity price environment. Going forward, as we grow our production and funds from operations, we expect that our dividend payout ratio will naturally decline to a level that provides even greater financial flexibility. The monthly $0.10 dividend per share is primarily dependent upon commodity prices and prevailing economic conditions and will be reviewed regularly by the Board of Directors.

2016 Guidance

The corporate guidance for 2016 is based on commodity price expectations of $55 per barrel of crude oil (Edmonton Par) and $2.50 per GJ of natural gas (AECO). Certain guidance estimates may fluctuate with changes in commodity prices. The 2016 Guidance provides shareholders with information on Management's expectations for results of operations, excluding any acquisitions or dispositions, for 2016. Readers are cautioned that the 2016 Guidance may not be appropriate for other purposes.

	2014 (Actual)	2015 (Guidance)	2016 (Budget)
Production
Crude oil (bbl/d)	36,525	33,500 - 34,500	34,500 - 36,500
Condensate (bbl/d)	3,667	3,400 - 3,800	3,200 - 3,600
Natural gas (MMcf/d)	406.1	435 - 440	465 - 475
NGLs (bbl/d)	4,518	3,700 - 3,900	4,000 - 4,500
Total (boe/d)	112,387	113,000 - 115,000	119,000 - 124,000
Expenses ($/boe)
Operating (1)	8.88	7.50 - 7.70	7.70 - 8.10
Transportation	2.23	2.30 - 2.50	2.40 - 2.70
G&A (2)	2.06	2.00 - 2.30	2.00 - 2.30
Interest	1.15	1.10 - 1.30	1.00 - 1.20
Current income tax (per cent of Funds from Operations) (3)	6	0 - 2	0 - 5
Capital expenditures before land purchases and net property acquisitions and dispositions ($ millions) (4)	945.5	550	550
Land purchases and net property acquisitions and dispositions (4)	96.5	—	—
Weighted average shares, diluted (millions) (5)	317	339	351

(1)	2015 Guidance incorporates an impact of approxiamately $0.50 per boe due to a revision of estimates for prior period operating costs.
(2)	The 2016 G&A expense is comprised of G&A before before share-based compensation plans of $1.45 - $1.55 per boe and share-based compensations plans of $0.55 - $0.75 per boe.
(3)	The 2015 and 2016 corporate income tax estimates will vary depending on level of commodity prices. Current income tax is quoted as a percentage of funds from operations before tax.
(4)	Does not include land and net property acquisitions and dispositions as these amounts are unbudgeted. Through the first nine months of 2015, ARC spent $2.1 million on land and recorded $32.5 million in net property dispositions.
(5)	Based on weighted average shares plus the dilutive impact of share options outstanding during the period.

2017 Capital Program and Production Outlook

Preliminary estimates for the 2017 capital program estimate capital expenditures at levels similar to 2016 with investments in crude oil, liquids-rich gas and natural gas development and investment in strategic long-term infrastructure projects. Based on current commodity prices and on execution of the 2015 capital budget and expected 2016 and 2017 capital budgets in full, ARC is currently targeting 2017 annual average production to be in excess of approximately 124,000 boe per day, dependent upon the winter 2016/2017 drilling season, a supportive capital budget in 2017, and the impact of potential dispositions. The 2017 capital budget is subject to approval by the Board of Directors in late 2016.

Forward-looking Information and Statements

This news release is primarily comprised of forward-looking statements as to ARC's internal projections, expectations or beliefs relating to future events or future performance, including ARC's Corporate Guidance for 2015 and 2016 and as to average target production levels for 2016 and the 2016 Capital Program and Production Outlook including the amount and type of 2015 and 2016 budgeted capital expenditures as well as production volumes, exploration and development plans, royalties, operating costs and transportation costs, general and administrative expenses, risk management, reclamation activities, funding, commodity prices, and taxation, for 2015 and 2016 and, in some cases, beyond 2016. In some cases, forward-looking statements can be identified by terminology such as "may", "will", "should", "expects", "projects", "plans", "anticipates" and similar expressions but are contained in virtually every paragraph of this news release. These statements represent Management's expectations or beliefs concerning, among other things, future capital expenditures and future operating results and various components thereof or the economic performance of ARC. The projections, estimates and beliefs contained in such forward-looking statements are based on Management's assumptions relating to the production performance of ARC's oil and gas assets, the cost and competition for services throughout the oil and gas industry in 2016, the results of exploration and development activities during 2016, the market price for oil and gas, expectations regarding the availability of capital, estimates as to the size of reserves and resources, and the continuation of the current regulatory and tax regime in Canada, and necessarily involve known and unknown risks and uncertainties inherent in exploration and development activities, geological, technical, drilling and processing problems and other risks and uncertainties, including the business risks discussed in Management's Discussion and Analysis and ARC's Annual Information Form, which may cause actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. The internal projections, expectations or beliefs are based on the 2016 Capital Budget which is subject to change in light of ongoing results, prevailing economic circumstances, commodity prices and industry conditions and regulations. Accordingly, readers are cautioned that events or circumstances could cause results to differ materially from those predicted. ARC does not undertake to update any forward looking information in this document whether as to new information, future events or otherwise except as required by securities rules and regulations.

The forward-looking information and statements contained in this news release speak only as of the date of this news release, and none of ARC or its subsidiaries assumes any obligation to publicly update or revise them to reflect new events or circumstances, except as may be required pursuant to applicable laws.

Note: Barrels of oil equivalent ("boe") may be misleading, particularly if used in isolation. In this document, the commonly accepted boe conversion ratio for natural gas of 6 Mcf : 1 barrel has been used, which is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

ARC Resources Ltd. ("ARC") is one of Canada's largest conventional oil and gas companies with an enterprise value of approximately $8 billion. ARC expects 2016 oil and gas production to average 119,000 to 124,000 boe per day from its properties in western Canada. ARC's Common Shares trade on the TSX under the symbol ARX.

ARC RESOURCES LTD.

Myron M. Stadnyk
President and Chief Executive Officer

SOURCE ARC Resources Ltd.

%CIK: 0001029509

For further information: For further information about ARC Resources Ltd., please visit our website: www.arcresources.com; or contact: Investor Relations, E-mail: ir@arcresources.com, Telephone: (403) 503-8600, Fax: (403) 509-6427, Toll Free 1-888-272-4900, ARC Resources Ltd., Suite 1200, 308 - 4th Avenue S.W., Calgary, AB T2P 0H7

CO: ARC Resources Ltd.

CNW 18:01e 04-NOV-15